

July 20, 2021

David Sobelman
President and Chairman of the Board
GENERATION INCOME PROPERTIES, INC.
401 East Jackson Street
Suite 3300
Tampa, FL 33602

> **Re: GENERATION INCOME PROPERTIES, INC.**
> **Amendment No. 7 to Form S-11**
> **Filed July 9, 2021**
> **File No. 333-235707**

Dear Mr. Sobelman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2021 letter.

Amended Registration Statement on Form S-11 filed July 9, 2021

Prospectus Cover Page, page 1

1.   We partially reissue comment 2. Please explain the reference in the overallotment to issuing additional common stock and/or warrants rather than units and reconcile with the fee table, which reflects the overallotment in calculating the maximum aggregate offering price for the units.

Exhibits

2.   We note that Exhibit 5.1 was revised in response to comment 4 to opine that the units will be validly issued, fully paid and non-assessable. However, these units are contractual obligations, and therefore counsel should opine as to whether the units are binding obligations of the company. For guidance see Staff Legal Bulletin No. 19.II.B.1.f. Please revise the opinion accordingly.

        You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Curt Creely, Esq.